UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PPG INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

One PPG Place
Address of Principal Executive Office (Street and Number)

Pittsburgh, PA 15272
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PPG Industries, Inc. (“PPG” or the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 within the prescribed time period because it requires additional time to complete the investigation described below and management requires additional time to assess the Company’s internal control over financial reporting in light of the investigation. The Company is currently unable to predict when it will be able to file its Form 10-Q and does not currently expect to file by the prescribed due date allowed pursuant to Rule 12b-25.
As previously disclosed on April 19, 2018, the Company received a report through its internal reporting system alleging violations of PPG’s accounting policies and procedures regarding the failure to accrue certain specified expenses in the first quarter of 2018. Based on its initial review at that time, the Company identified approximately $1.4 million of expenses (including legal fees, property taxes and performance-based compensation) that should have been accrued in the first quarter of 2018 and that were then reflected in PPG’s earnings for the quarter ended March 31, 2018 released on April 19, 2018. In addition, the report alleged that there may have been other unspecified expenses, potentially up to $5 million in the aggregate, that were improperly not accrued in the first quarter.
The Audit Committee of the Company’s Board of Directors is overseeing an investigation of the matters set forth in the report, with the assistance of outside counsel and forensic accountants. To date, the investigation has identified the following items not yet reflected in our March 31 results reported in our April 19, 2018 press release and which impact the quarter ended March 31, 2018, in addition to the approximately $1.4 million of expenses described above: (1) failure to record amortization expense in the amount of $1.4 million to correct for amortization of an intangible asset that was inadvertently not recorded over a three-year period and discovered in March 2018; (2) understatement of a health insurance accrued liability in the amount of $500,000; and (3) failure to record an adjustment increasing the value of inventory in our Europe, Middle East and Africa region in the amount of $2.1 million due to inflation of raw materials costs (which, when corrected, would have a positive effect on income in the first quarter of 2018, resulting in a net increase to income from continuing operations before income taxes from these three items of approximately $200,000).
Apart from the investigation, the Company has identified certain inadvertent errors with respect to the quarter ended March 31, 2018. The Company has quantified errors that would result in a net decrease in income from continuing operations before income taxes of approximately $7.8 million but may quantify additional errors prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. These errors will be corrected as appropriate.
In addition to the matters identified by the investigation relating to the quarter ended March 31, 2018, the investigation to date has also identified improper reclassifications of gains from income from discontinued operations to income from continuing operations, in total pre-tax amounts of $2.1 million in the quarter ended June 30, 2017 and $4.7 million in the quarter ended December 31, 2017. The investigation to date has also identified improper shifting of pre-tax expenses between quarterly periods in 2017 as follows: (1) a total of $3.4 million in compensation expense recorded in the third and fourth quarters of 2017 that should have been recorded in the quarter ended June 30, 2017 and (2) additional expense accrual for health care claims in the amount of $3.5 million recorded in the third and fourth quarters of 2017 that should have been recorded in the quarter ended June 30, 2017. The investigation is continuing and there is no assurance that additional items will not be identified. The Company does not intend to provide additional updates on the results of the investigation until it is concluded or the Company determines that further disclosure is appropriate or necessary.
The investigation has found evidence that the improper accounting entries were made by certain employees at the direction of the Company’s former Vice President and Controller. The former Vice President and Controller was put on administrative leave as of April 25, 2018, and his employment with the Company was terminated as of May 10, 2018. Two employees who acted under his direction have been re-assigned to different positions within the Company where they will not have a role in PPG’s internal control over financial reporting nor its disclosure control process.
In light of the matters set forth above relating to periods in 2017, as well as the ongoing investigation with respect to such periods, the Company, in consultation with the Audit Committee of the Board of Directors and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), concluded that the Company’s consolidated financial statements for the year ended December 31, 2017 included in its Annual Report on Form 10-K and the related report of PwC, and for the quarterly and year-to-date periods in 2017, should no longer be relied upon.
Forward-Looking Statements
Statements contained herein relating to matters that are not historical facts are forward-looking statements reflecting PPG’s current view with respect to future events and financial performance. These matters within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, involve risks and uncertainties that may affect PPG’s operations, as discussed in PPG’s filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. Accordingly, many factors could cause actual results to differ materially from the forward-looking statements contained herein. Such factors include a delay in PPG’s financial reporting, the ongoing assessment of PPG’s internal control over financial reporting, the possibility that the ongoing review may identify other errors, which may be material, in PPG’s accounting, the determination that certain previously issued financial statements should no longer be relied upon, and PPG’s need to restate its financial statements. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here and in PPG’s 2017 Form 10-K are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results compared with those anticipated in the forward-looking statements could include, among other things, lower sales or earnings, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG’s consolidated financial condition, results of operations or liquidity. All information in this Form 12b-25 speaks only as of May 10, 2018, and any distribution of this Form 12b-25 after that date is not intended and will not be construed as updating or confirming such information. PPG undertakes no obligation to update any forward-looking statement, except as otherwise required by applicable law.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vincent J. Morales	(412)	434-3131
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PPG INDUSTRIES, INC.
(Name of registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2018	By:	/s/ Vincent J. Morales
Vincent J. Morales
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).